Filed by TriQuint Semiconductor, Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: RF Micro Devices, Inc.

Commission File No.: 000-22511

Date: April 7, 2014

TRIQUINT EMPLOYEE FREQUENTLY ASKED QUESTIONS

What happens to employee stock options after the merger?	Once the merger is complete, all of your options (vested and unvested) and restricted stock awards (unvested) will convert to options or restricted stock awards (as applicable) in the new company based on a pre-set exchange ratio. The exchange ratio is contained in the merger agreement and reflects the fact that each company’s shareholders end up with approximately half of the combined total company. The exchange ratio also reflects a 1-for-4 reverse stock split. The exercise periods, vesting schedules and other terms of the awards generally will not change, but the number of shares covered by each award (and the exercise price if you hold options) will be adjusted to reflect the exchange ratio. We will add a specific example in a future update of the FAQs.

When will the shareholders from each company vote on the merger and when will the results of the voting be announced?	We have not scheduled shareholder meetings yet. We will let you know as soon as possible once the meeting date is set. Results of the shareholder vote will be announced shortly after the meeting.

In the event the decision is made to close a facility, how long would it stay open after the decision?	Decisions on facility closures are part of the integration process and have not yet been made. We will notify you as soon as possible if or when we make any such decisions. If a facility is closed, we will work with customers on individual product transition plans.

Would this merger trigger a “change in control” event in the Non-Qualified Deferred Compensation Plan resulting in distributions of all previously deferred compensation?	For people who have a balance in TriQuint’s Non-Qualified Deferred Compensation Plan (NQDC), the upcoming merger with RFMD qualifies as a “change of control” under Tax Code Section 409A. Because of this, when the merger becomes final, each participant’s “change of control” elected distribution will be triggered in the NQDC plan. Each time you enrolled in the in the NQDC plan, you were asked to elect how you wanted your contributions distributed in the event of a “change of control.” At this time you may want to seek professional advice to determine what to do with your NQDC funds upon distribution. Fidelity has consultants that specialize in this type of plan distribution. Please feel free to reach out to Fidelity Consultant, Max Curry at 408-502-0870 for questions and consultation. All participants will receive an email from TriQuint within the next 10 days with more details about how to view what elections you chose in the past.

Will we still have profit sharing?	We have not made any decisions yet about our combined benefit plans.

Will temporary employees be made permanent employees of the new company? If not, what will be the time frame in which they could be made permanent?	We have not yet made any decisions about employee classifications, including temporary employees, but will let you know as soon as possible once we do.

Who should we contact to better understand the severance plan?	No decisions have yet been made regarding organizational changes or potential workforce reductions. Anyone affected by a reduction in workforce following completion of the merger would be entitled to severance benefits in accordance with company policy. Contact your HR representative if you have any questions about your company’s severance benefits.

What will become of stock options that are not exercised by the merger date?	Once the merger is complete, all of your options (vested and unvested) and restricted stock awards (unvested) will convert to options or restricted stock awards (as applicable) in the new company based on a pre-set exchange ratio. The exchange ratio is contained in the merger agreement and reflects the fact that each company’s shareholders end up with approximately half of the combined total company. The exchange ratio also reflects a 1-for-4 reverse stock split. The exercise periods, vesting schedules and other terms of the awards generally will not change, but the number of shares covered by each award (and the exercise price if you hold options) will be adjusted to reflect the exchange ratio.

Forward-Looking Statements

This communication contains forward-looking statements, including but not limited to those regarding the proposed business combination between RF Micro Devices, Inc. (“RFMD”) and TriQuint Semiconductor, Inc. (“TriQuint”) (the “Business Combination”) and the transactions related thereto. These statements may discuss the anticipated manner, terms and conditions upon which the Business Combination will be consummated, the future performance and trends of the combined businesses, the synergies expected to result from the Business Combination, and similar statements. Forward-looking statements may contain words such as “expect,” “believe,” “may,” “can,” “should,” “will,” “forecast,” “anticipate” or similar expressions, and include the assumptions that underlie such statements. These statements are subject to known and unknown risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statements, including but not limited to: the ability of the parties to consummate the Business Combination in a timely manner or at all; satisfaction of the conditions precedent to consummation of the Business Combination, including the ability to secure regulatory approvals in a timely manner or at all, and approval by RFMD’s shareholders and TriQuint’s stockholders; the possibility of litigation (including related to the transaction itself); RFMD and TriQuint’s ability to successfully integrate their operations, product lines, technology and employees and realize synergies from the Business Combination; unknown, underestimated or undisclosed commitments or liabilities; the level of demand for the combined companies’ products, which is subject to many factors, including uncertain global economic and industry conditions, demand for electronic products and semiconductors, and customers’ new technology and capacity requirements; RFMD’s and TriQuint’s ability to (i) develop, deliver and support a broad range of products, expand their markets and develop new markets, (ii) timely align their cost structures with business conditions, and (iii) attract, motivate and retain key employees; and other risks described in RFMD’s and TriQuint’s Securities and Exchange Commission (“SEC”) filings. All forward-looking statements are based on management’s estimates, projections and assumptions as of the date hereof. Neither RFMD nor TriQuint undertakes any obligation to update any forward-looking statements.

No Offer or Solicitation

This communication is for informational purposes only and is neither an offer to purchase, nor a solicitation of an offer to sell, subscribe for or buy any securities or the solicitation of any vote in any jurisdiction pursuant to the proposed transactions or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Additional Information and Where to Find It

In connection with the proposed Business Combination, a newly-formed holding company under RFMD (“HoldCo”) will file with the SEC a Form S-4 (the “Registration/Joint Proxy Statement”) which will include a registration statement and prospectus with respect to HoldCo’s shares to be issued in the Business Combination and a joint proxy statement of TriQuint and RFMD in connection with the Business Combination. The definitive Registration/Joint Proxy Statement will contain important information about the proposed Business Combination and related matters. SECURITY HOLDERS ARE URGED AND ADVISED TO READ THE REGISTRATION/JOINT PROXY STATEMENT

CAREFULLY WHEN IT BECOMES AVAILABLE. The Registration/Joint Proxy Statement and other relevant materials (when they become available) and any other documents filed by HoldCo, RFMD or TriQuint with the SEC may be obtained free of charge at the SEC’s website, at www.sec.gov. In addition, security holders of TriQuint will be able to obtain free copies of the Registration/Joint Proxy Statement from TriQuint by contacting Investor Relations by mail at TriQuint Semiconductor, Inc., 2300 N.E. Brookwood Parkway, Hillsboro, Oregon 97124, Attn: Investor Relations Department, by telephone at (503) 615-9413, or by going to TriQuint’s Investor Relations page on its corporate website at www.triquint.com; and security holders of RFMD will be able to obtain free copies of the Registration/Joint Proxy Statement from RFMD by contacting Investor Relations by mail at RF Micro Devices, Inc., 7628 Thorndike Road Greensboro, North Carolina 27409-9421, Attn: Investor Relations Department, by telephone at (336) 678-7088, or by going to RFMD’s Investor Relations page on its corporate web site at www.rfmd.com.

Participants in the Solicitation

RFMD, TriQuint and HoldCo and their respective directors, executive officers and various other members of management and employees may be deemed to be participants in the solicitation of proxies from RFMD’s shareholders in connection with the proposed Business Combination. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of TriQuint or RFMD security holders in connection with the proposed Business Combination will be set forth in the Registration/Joint Proxy Statement when it is filed with the SEC. Information about TriQuint’s directors and executive officers is set forth in TriQuint’s Proxy Statement on Schedule 14A for its 2013 Annual Meeting of Shareholders, which was filed with the SEC on April 1, 2013, and its Annual Report on Form 10-K for the fiscal year ended December 31, 2013, which was filed with the SEC on February 21, 2014. These documents are available free of charge at the SEC’s web site at www.sec.gov, and from TriQuint by contacting Investor Relations by mail at TriQuint Semiconductor, Inc., 2300 N.E. Brookwood Parkway, Hillsboro, Oregon 97124, Attn: Investor Relations Department, by telephone at (503) 615-9413, or by going to TriQuint’s Investor Relations page on its corporate web site at www.triquint.com. Information about RFMD’s directors and executive officers is set forth in RFMD’s Proxy Statement on Schedule 14A for its 2013 Annual Meeting of Shareholders, which was filed with the SEC on June 28, 2013, and its Annual Report on Form 10-K for the fiscal year ended March 30, 2013, which was filed with the SEC on May 24, 2013. These documents are available free of charge at the SEC’s web site at www.sec.gov, and from RFMD by contacting Investor Relations by mail at RF Micro Devices, Inc., 7628 Thorndike Road Greensboro, North Carolina 27409-9421, Attn: Investor Relations Department, by telephone at (336) 678-7088, or by going to RFMD’s Investor Relations page on its corporate web site at www.rfmd.com. Additional information regarding the interests of these potential participants in the solicitation of proxies in connection with the proposed Business Combination will be included in the Registration/Joint Proxy Statement and the other relevant documents filed with the SEC when they become available.